Filed by NRG Energy, Inc.

Commission File No. 001-15891

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934, as amended

NEWS RELEASE

FOR IMMEDIATE RELEASE

NRG Energy and GenOn Energy Announce Record Dates and Meeting Dates

for Special Meetings of Stockholders

PRINCETON, NJ and HOUSTON, TX; October 5, 2012 — NRG Energy, Inc. (NYSE:  NRG) and GenOn Energy, Inc. (NYSE:  GEN) today announced that both companies will hold their respective special meetings of stockholders on November 9, 2012. The stockholders who held shares of NRG and GenOn on Friday, October 5, 2012, will be entitled to vote at their respective special meeting on the proposals pertaining to the merger of the companies.

The special meeting for NRG will be held on Friday, November 9, 2012, at 9:00am eastern time at Princeton Marriott at Forrestal in Princeton, New Jersey.

The special meeting for GenOn will be held on Friday, November 9, 2012, at 8:00am central time, at GenOn’s corporate headquarters in Houston,Texas.

About NRG

NRG is at the forefront of changing how people think about and use energy. A Fortune 500 company, NRG is a pioneer in developing cleaner and smarter energy choices for our customers: whether as one of the largest solar power developers in the country, or by building the first privately funded electric vehicle charging infrastructure or by giving customers the latest smart energy solutions to better manage their energy use. Our diverse power generating facilities can support more than 20 million homes and our retail electricity providers — Reliant, Green Mountain Energy Company and Energy Plus — serve more than two million customers. More information is available at www.nrgenergy.com.

About GenOn

GenOn is one of the largest competitive generators of wholesale electricity in the United States. With power generation facilities located in key regions of the country and a generation portfolio of approximately 22,700 megawatts, GenOn is helping meet the nation’s electricity needs. South’s portfolio of power generation facilities includes baseload, intermediate and peaking units using coal, natural gas and oil to generate electricity. GenOn has experienced leadership, dedicated team members, financial strength and a solid commitment to safety, the environment, operational excellence and the communities in which it operates. GenOn routinely posts all important information on its web site at www.genon.com.

Forward Looking Statements

In addition to historical information, the information presented in this communication includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act. These statements involve estimates, expectations, projections, goals, assumptions, known and unknown risks and uncertainties and can typically be identified by terminology such as “may,” “will,” “should,” “could,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “expect,” “intend,” “seek,” “plan,” “think,” “anticipate,”

“estimate,” “predict,” “target,” “potential” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the proposed transaction between NRG and GenOn, each party’s and the combined company’s future revenues, income, indebtedness, capital structure, plans, expectations, objectives, projected financial performance and/or business results and other future events, each party’s views of economic and market conditions, and the expected timing of the completion of the proposed transaction.

Forward-looking statements are not a guarantee of future performance and actual events or results may differ materially from any forward-looking statement as result of various risks and uncertainties, including, but not limited to, those relating to: the ability to satisfy the conditions to the proposed transaction between NRG and GenOn, the ability to successfully complete the proposed transaction (including any financing arrangements in connection therewith) in accordance with its terms and in accordance with expected schedule, the ability to obtain stockholder, antitrust, regulatory or other approvals for the proposed transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule, diversion of management attention on transaction-related issues, impact of the transaction on relationships with customers, suppliers and employees, the ability to finance the combined business post-closing and the terms on which such financing may be available, the financial performance of the combined company following completion of the proposed transaction, the ability to successfully integrate the businesses of NRG and GenOn, the ability to realize anticipated benefits of the proposed transaction (including expected cost savings and other synergies) or the risk that anticipated benefits may take longer to realize than expected, legislative, regulatory and/or market developments, the outcome of pending or threatened lawsuits, regulatory or tax proceedings or investigations, the effects of competition or regulatory intervention, financial and economic market conditions, access to capital, the timing and extent of changes in law and regulation (including environmental), commodity prices, prevailing demand and market prices for electricity, capacity, fuel and emissions allowances, weather conditions, operational constraints or outages, fuel supply or transmission issues, hedging ineffectiveness.

Additional information concerning other risk factors is contained in NRG’s and GenOn’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.

Many of these risks, uncertainties and assumptions are beyond NRG’s or GenOn’s ability to control or predict. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made, and neither NRG nor GenOn undertakes any obligation to update publicly or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this communication. All subsequent written and oral forward-looking statements concerning NRG, GenOn, the proposed transaction, the combined company or other matters and attributable to NRG or GenOn or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Additional Information and Where to Find It

In connection with the proposed merger between NRG and GenOn, NRG filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a joint proxy statement of NRG and GenOn and that also constitutes a prospectus of NRG. The registration statement was declared effective by the SEC on October 5, 2012. NRG and GenOn will first mail the joint proxy statement/prospectus to their respective stockholders on or about October 10, 2012. NRG and GenOn may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NRG AND GENON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of the joint proxy statement/prospectus and other documents containing important information about NRG and GenOn through the website maintained by the SEC at www.sec.gov. NRG and GenOn make available free of charge at www.nrgenergy.com and www.genon.com, respectively (in the “Investor Relations” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Merger Solicitation

NRG, GenOn, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of GenOn and NRG in connection with the proposed transaction. Information about the directors and executive officers of NRG is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 12, 2012. Information about the directors and executive officers of GenOn is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on March 30, 2012. Other information regarding the participants in the proxy solicitation can be found in the above-referenced registration statement on Form S-4. These documents can be obtained free of charge from the sources indicated above.

NRG

Media:	Investors:

Lori Neuman	Chad Plotkin
609.524.4525	609.524.4526

David Knox	Stefan Kimball
713.537.2130	609.524.4527

GenOn

Media:	Investors:

Laurie Fickman	Dennis Barber
832.357.7720	832.357.3042

Monica Schafer
832.357.7278